Simpson Thacher & Bartlett llp gaikokuho jimu bengoshi jimusho ark hills sengokuyama mori tower 41st floor 9-10, roppongi 1-chome minato-ku, tokyo 106-0032, japan telephone: +81-3-5562-6200 facsimile: +81-3-5562-6202

January 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:

Lulu Cheng

Christopher Wall

John Spitz, Staff Accountant

Michael Volley, Staff Accountant

Re:	Coincheck Group B.V.

Amendment No. 2 to

Draft Registration Statement on Form F-4

Submitted November 1, 2022

CIK No. 0001913847

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (“CCG”), we are concurrently transmitting herewith Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form F-4 (CIK No. 0001913847) initially confidentially submitted by CCG to the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2022 (the “Draft Registration Statement”). The Draft Registration Statement includes disclosure regarding the operations of, and consolidated financial statements for, Coincheck, Inc. (the “Company”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 3, 2023 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, CCG has revised the Draft Registration Statement to update the disclosure to include the Company’s condensed interim consolidated financial statements for the six-month period ended September 30, 2022 and to reflect other recent developments.

BEIJING	Brussels	HONG KONG	Houston	LONDON	Los Angeles	New York	Palo Alto	SÃo Paulo	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

We understand that many of the Staff’s most recent comments are intended to address concerns arising from the bankruptcy of FTX Trading Ltd., a Bahamas-based cryptocurrency exchange, the filing of criminal fraud charges in the United States against its founder and CEO, and related events which have caused widespread disruption in the global market for crypto assets. Before responding to the Staff’s individual comments, we would like to highlight the regulatory context of the Company’s operations in Japan and the Company’s business model, which are very different from those of FTX. In particular, we would note that:

●	Since April 2018, the Company has been a consolidated subsidiary of Monex Group, Inc. (Monex). Monex is a holding company for diverse regulated financial businesses and is listed on the Prime Market of the Tokyo Stock. As a public company, Monex reports its annual and quarterly financial results as required by the Financial Instruments and Exchange Act (FIEA) in Japan, and has a market capitalization of ¥112 billion as of December 30, 2022 and total assets of ¥1,555 billion as of September 30, 2022 as compared to the Company’s total assets of ¥310.8 billion as of September 30, 2022.

●	The Company is licensed as a crypto asset exchange services provider (CAESP) in Japan and subject to the supervision of Japan’s Financial Services Agency (JFSA), a government agency, and the Japan Virtual and Crypto assets Exchange Association (JVCEA), a self-regulatory organization. The Company follows and is compliant with regulations for CAESPs in Japan that have been put in place by both the JFSA and the JVCEA.

●	Before supporting trading in a particular crypto asset on its cryptocurrency exchanges, the Company must determine that such crypto asset qualifies as a “crypto asset” under Japan’s Payment Services Act (PSA), submit an assessment report to the JVCEA, and receive a confirmation of no objection from the JVCEA. The Company also must provide advance notice to the JFSA of its intention to support trading in the crypto asset.

●	As a licensed CAESP, the Company is subject to Japan’s Act on Prevention of Transfer of Criminal Proceeds and has implemented KYC procedures in order to both comply with such law and confirm that prospective customers are residents of Japan, among other things.

●	Japan’s PSA requires the Company to maintain custody of customer crypto assets in separate wallets from its own and to maintain at least 95% of customer crypto assets in cold wallets. In its operations, the Company has chosen to implement a policy to maintain 100% of customer crypto assets in cold wallets separate from its own assets thereby lessening the possibility of cyber theft and preventing the commingling of client assets with assets owned by the Company.

●	Japan’s PSA provides preferential repayment rights to the Company’s customers with respect to such crypto assets held in custody by the Company in the event of a bankruptcy.

●	The Company primarily earns revenue from a spread applied to transactions by retail customers executed on its Marketplace platform. For each of the most recent three fiscal years, more than 90% of the Company’s total revenue consisted of such transaction revenue.

●	The Company holds crypto assets for its own account to the extent needed to facilitate settlement and trading by customers on its Marketplace platform. Substantially all of such crypto assets are borrowed from customers who have chosen to lend their crypto assets under clear contractual terms. Customers receive a flat borrowing fee determined based on the length of the lending period. The Company benefits by limiting its exposure to price changes in the subject crypto assets because the Company returns the subject crypto assets in kind at the end of the agreed borrowing period.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Amendment No. 2 to Draft Registration Statement Submitted November 1, 2022

General

1.	Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comments.

In response to the Staff’s comment, the Company acknowledges that there may be further comments in connection with our accounting policies and disclosure detailed in our prior responses.

2.	We note your response to comment 1 regarding the miime platform and the potential that users of the platform may be located outside of Japan. We further note your statement that the Company has decided to discontinue operation of the miime platform. Notwithstanding this decision and the fact that the miime platform has ceased or will cease operations, please expand your risk disclosure regarding the possibility of non-Japanese customers having transacted in crypto assets using the miime platform during the period of its operation by the Company, including the risk that, should one of the NFTs or other crypto assets traded on the platform be determined to be a security, Coincheck could be found to have facilitated transactions in unregistered securities.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 3. The Company supplementally advises the Staff that the miime service was only available in Japanese. However, because customers accessed the miime platform through self-custodial wallets such as MetaMask, the Company was unable to collect and confirm location data. From the time of acquisition of the miime service in February 2021 until the suspension of the service 21 months later in November 2022, the total transaction volume on miime was ¥64.2 million (equivalent to $489,590 based on the exchange rate as of December 30, 2022) and the total commissions received were ¥4.7 million (equivalent to $35,842 based on the exchange rate as of December 30, 2022).

3.	Please revise throughout by discussing how recent market events, including the bankruptcies of certain crypto asset market participants, and the downstream effects of those events have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. In your revised disclosure:

●	discuss under your captions “Risk Factors” and “Information About Coincheck - Our Market Opportunity” any negative impacts that the liquidity issues and subsequent collapse and bankruptcy proceedings of these market participants have had and may continue to have on crypto assets markets and market participants;

●	clarify whether Coincheck has direct or indirect counterparty exposure to these market participants and what impact any such exposure may have on Coincheck’s business operations. For example, clarify whether Coincheck has relationships with counterparties, customers, custodians, or other third parties with which you transact whose business operations may be negatively impacted by the liquidity issues and subsequent bankruptcy proceedings of these market participants or any other impacted entities such that your operations could be impacted;

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

●	clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated; and

●	expand your risk factors under the caption “Risks Related to Third Parties” beginning on page 68 to provide more tailored credit risk disclosure that addresses the specific impacts of recent crypto market events.

As also noted in response to comment #20 below, the Company has not been impacted by direct exposure to third parties subject to bankruptcy proceedings or experiencing financial difficulties (including, but not limited to, such companies as FTX, BlockFi, Celsius, Voyager, Genesis Trading and Three Arrows Capital) and does not have any material assets which have become unrecoverable or been lost or misappropriated as a result of recent market developments.

The Company has revised the disclosure under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3 to discuss recent trends affecting its business following the bankruptcy of FTX and related market events. The Company has also revised its risk factor disclosure, including the risk entitled “Our total revenue is substantially dependent on the prices of crypto assets and volume of transactions conducted on our Marketplace platform. If such prices or volumes decline, our business, operating results, and financial condition would be adversely affected” on page 49 and the risk entitled “Negative publicity associated with crypto asset platforms, including instances of potential fraud and the bankruptcy of industry participants, may cause existing and potential customers to lose confidence in crypto asset platforms” on page 69 of Amendment No. 3.

The Company has also revised the disclosure under the heading “Information About Coincheck – Our Market Opportunity” beginning on page 187 of Amendment No. 3 in light of recent market developments.

With respect to exposure to counterparties, the Company has updated the information on page 75 of Amendment No. 3 in the risk entitled “Risks Relating to Third Parties—We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, which may cause us to incur financial or reputational harm” to disclose exposure to both Binance individually and all cover counterparties as a group as of September 30, 2022 and December 31, 2022. Such exposure consists of the custody risk associated with crypto assets the Company holds in its accounts with such third parties to facilitate trading to support the Company’s Marketplace platform. Custody risk includes the risk that the assets deposited with cover counterparties could be subject to a bankruptcy proceeding if a cover counterparty were to become insolvent, which could make those assets difficult or time consuming to recover in kind.

The Company further advises that it has not suffered credit losses or difficulties in transacting with its cover counterparties. As noted in its response to comment #26, however, the Company has been continuously monitoring its counterparty risk in light of recent market events, has significantly reduced its exposure to cover counterparties between September 30, 2022 and December 31, 2022 and is considering measures to further limit such exposure. As disclosed in the above-referenced risk factor, as of December 31, 2022, the Company had ¥74 million (equivalent to approximately $564,325 based on the exchange rate as of December 30, 2022) of crypto assets deposited with Binance, out of a total of ¥425 million (equivalent to approximately $3,241,058 based on the exchange rate as of December 30, 2022) deposited with all cover counterparties. For reference, the Company’s cash and cash equivalents as of December 31, 2022 totaled ¥8,082 million (equivalent to approximately $61,633,493 based on the exchange rate as of December 30, 2022) and the Company’s total assets as of September 30, 2022 totaled ¥310.8 billion (equivalent to approximately $2.1 billion based on the exchange rate as of September 30, 2022).

4.	Disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.

The Company respectfully submits that it has not experienced excessive redemptions or withdrawals, and has not suspended redemptions or withdrawals of crypto assets held in custody by the Company for the benefit of the Company’s customers. In response to the Staff’s comment, the Company has revised the disclosure under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3 to discuss recent trends in the amount of customer assets held in custody by the Company following the bankruptcy of FTX and related market events. As noted therein, although the market value of customer assets declined, the quantity of customer crypto assets held increased between September 30, 2022 and December 31, 2022. For example, BTC and ETH held by the Company’s customers increased by 4.4% and 3.7%, respectively, between September 30, 2022 and December 31, 2022.

5.	Please revise to describe any material policies and procedures that would limit or prohibit Coincheck from engaging in activities such as front running, wash trading or market manipulation through its trading activities on the platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 211 of Amendment No. 3 to describe the relevant prohibitions on unfair practices, including market manipulation, applicable to the Company’s operations in Japan.

In addition, as discussed in the response to comment #29, it is the Company’s policy that crypto assets held are used for facilitating remittances and the settlement of cover transactions. The Company’s policies and procedures are designed to minimize its exposure to price risk via the use of borrowed crypto assets that are returned in kind at the end of the borrowing period and the Company does not hold crypto assets for investment purposes. In all cases in which the Company borrows crypto assets from customers in order to engage in these hedging or cover transactions, the Company would be financially responsible for the loss of such assets. As a result, the Company has no direct economic interest in artificially inflating the price of a particular crypto asset.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Frequently Used Terms

Exchange Platform, page 4

6.	Please revise your definition of “exchange platform” to clarify that Coincheck may also transact on the platform. Additionally, revise disclosure on page 188 under the Exchange Platform heading to more clearly describe that Coincheck may also transact on the exchange platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 and page 195 of Amendment No. 3.

Summary of the Proxy Statement/Prospectus, page 9

7.	We note your response to comment 5 and your disclosure on page 10 that “marketplaces for NFTs, which Coincheck also operates, are also subject to an uncertain and evolving regulatory environment”. Please describe here and more fulsomely in your section captioned “Information About Coincheck – Regulatory Environment” the principal regulations that impact your NFT Marketplace business, and how such regulations impact your operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Amendment No. 3 to clarify that NFTs are not currently regulated as crypto assets under Japan’s Payment Services Act. Under the heading “Non-Fungible Tokens” on page 212 of Amendment No. 3, the Company has also expanded the discussion to acknowledge that the Company’s determination that a particular NFT is neither a crypto asset under the Payment Services Act nor a security under Japan’s Financial Instruments and Exchange Act is not binding on regulatory authorities or courts in Japan. The Company respectfully submits that the risks associated with a challenge to any such determination, as well as the risk of additional regulation of NFTs in the future, is disclosed in the risk factor entitled “We also operate Coincheck NFT Marketplace, which may expose us to legal, regulatory, and other risks that could adversely affect our business, operating results, and financial condition” on page 59 of Amendment No. 3.

Risk Factors, page 46

8.	We note that each of the transaction documents filed in Annexes A, C, D, E, F and G contains a jury trial waiver provision. Please include disclosure regarding those provisions in your summary risk factors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 91 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

9.	Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures, including updated disclosure regarding your exposure to Binance.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3 to discuss recent trends in its customer assets following the bankruptcy of FTX and related market events. The Company advises that it has not experienced excessive redemptions or withdrawals, and has not suspended redemptions or withdrawals of crypto assets held in custody by the Company. As noted in the updated disclosure, although the market value of customer assets declined, the quantity of customer crypto assets held increased between September 30, 2022 and December 31, 2022. For example, BTC and ETH held by the Company’s customers increased by 4.4% and 3.7%, respectively between September 30, 2022 and December 31, 2022.

The Company has also updated the information on page 73 of Amendment No. 3 in the risk entitled “Risks Relating to Third Parties—We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, which may cause us to incur financial or reputational harm” to disclose exposure to both Binance individually and all cover counterparties as a group as of September 30, 2022 and December 31, 2022. Such exposure consists of the custody risk or risk of loss associated with crypto assets the Company holds in its accounts with such third parties to facilitate trading to support the Company’s Marketplace platform. As disclosed in the above-referenced risk factor, as of December 31, 2022, the Company had ¥74 million (equivalent to approximately $564,325 based on the exchange rate as of December 30, 2022) of crypto assets deposited with Binance, out of a total of ¥425 million (equivalent to approximately $3,241,058 based on the exchange rate as of December 30, 2022) deposited with all cover counterparties. For reference, the Company’s cash and cash equivalents as of December 31, 2022 totaled ¥8,082 million (equivalent to $61,633,493 based on the exchange rate as of December 30, 2022) and the Company’s total assets as of September 30, 2022 totaled ¥310.8 billion (equivalent to approximately $2.1 billion based on the exchange rate as of September 30, 2022).

10.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

In response to the Staff’s comment, the Company has revised its risk factor disclosure, including the risk entitled “Our total revenue is substantially dependent on the prices of crypto assets and volume of transactions conducted on our Marketplace platform. If such prices or volumes decline, our business, operating results, and financial condition would be adversely affected” on page 49 and the risk entitled “Negative publicity associated with crypto asset platforms, including instances of potential fraud and the bankruptcy of industry participants, may cause existing and potential customers to lose confidence in crypto asset platforms” on page 69 of Amendment No. 3.

With respect to the effect of the recent market environment, including significant declines in the prices of crypto assets, on its operating results, the Company has included a discussion of its operating results for the six-month period ending September 30, 2022 beginning on page 224 of Amendment No. 3. The Company has also updated the disclosure under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3 to discuss the ongoing impact on its business of recent disruption in the crypto asset markets. With respect to the potential impact of regulatory developments, please see the Company’s response to comment #17.

11.	Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

The Company respectfully advises the Staff that it has neither provided nor accepted crypto assets as collateral. The Company has updated its disclosure on page 195 of Amendment No. 3 to clarify that it does not offer margin trading to its customers. As noted in the response to comment #9, the Company’s exposure to its cover counterparties consists of the custody risk or risk of loss associated with crypto assets the Company holds in its accounts with such third parties and the Company has updated the information on page 75 of Amendment No. 3 in the risk entitled “We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, which may cause us to incur financial or reputational harm” to disclose exposure to both Binance individually and all cover counterparties as a group as of September 30, 2022 and December 31, 2022. As disclosed therein, as of December 31, 2022, the Company had ¥74 million (equivalent to approximately $564,325 based on the exchange rate as of December 30, 2022) of crypto assets deposited with Binance, out of a total of ¥425 million (equivalent to approximately $3,241,058 based on the exchange rate as of December 30, 2022) deposited with cover counterparties.

As noted in its response to comment #26, the Company has been continuously monitoring its counterparty risk in light of recent market events, has significantly reduced its exposure to cover counterparties between September 30, 2022 and December 31, 2022 and is considering measures to further limit such exposure. As disclosed in the discussion under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3, the Company’s cash and cash equivalents as of December 31, 2022 totaled ¥8,082 million (equivalent to $61,633,493 based on the exchange rate as of December 30, 2022) and in December 2022 the Company obtained a ¥3 billion line of credit from its affiliate Monex Finance Corporation, which remains undrawn. The Company and Monex Finance Corporation are subsidiaries of Monex, a publicly traded company in Japan with total assets of ¥1,555 billion on a consolidated basis as of September 30, 2022.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

12.	To the extent material, describe any of the following risks due to recent disruptions in the crypto asset markets:

●	Risks from depreciation in your stock price.

●	Risks of loss of customer demand for your products and services.

●	Financing risk, including equity and debt financing.

●	Risks of increased losses or impairments in your investments or other assets.

●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

●	Risks from price declines or price volatility of crypto assets.

●	Risks of increased regulation of your industry.

●	Specific recent examples of negative publicity associated with crypto trading platforms.

The Company respectfully refers the Staff to its response to comment #10 regarding updates to its risk factors and other disclosures to discuss the impact of recent disruption in the crypto asset markets. The Company supplementally advises that, except as disclosed in Amendment No. 3 with respect to the 2018 hacking incident, it is not aware of any governmental investigations or material legal proceedings with respect to the Company. With respect to the potential for increased regulation, please also see the response to comment #17.

The Company’s shares are not publicly listed and, as discussed under the heading “Liquidity and Capital Resources” beginning on page 228 of Amendment No. 3, the Company does not believe it has current equity and debt financing needs. As disclosed in the discussion under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3, the Company’s cash and cash equivalents as of December 31, 2022 totaled ¥8,082 million (equivalent to $61,633,493 based on the exchange rate as of December 30, 2022) and in December 2022 the Company obtained a ¥3 billion line of credit from its affiliate Monex Finance Corporation, which remains undrawn. The Company and Monex Finance Corporation are subsidiaries of Monex, a publicly traded company in Japan with total assets of ¥1,555 billion on a consolidated basis as of September 30, 2022.

Risks Relating to Coincheck’s Business and Industry

A particular crypto asset’s status as a “security” in any relevant jurisdiction remains subject to a high degree of uncertainty., page 55

13.	We note the statement that the legal test for determining whether any given crypto asset is a security is “a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict.” Please revise this statement with respect to the U.S. as the legal tests in the U.S. are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

14.	Please expand your discussion of the material risks related to unauthorized or impermissible customer access to the Company’s products and services outside of Japan. Describe the potential impact to your business of administration sanctions, including fines, or legal claims based upon the laws of such other jurisdictions.

The Company respectfully submits that it offers services to residents of Japan as a licensed CAESP subject to the supervision of the JVCEA and the JFSA. The Company also monitors account activity on an ongoing basis as described in the response to comment #35. As noted above in the response to comment #12, the Company is not aware of any legal proceedings or governmental investigations, pending or threatened, in jurisdictions outside of Japan. In response to the Staff’s comment, however, the Company has created a new risk factor heading “We could be subject to administrative sanctions, including fines, or legal claims if we are found to have offered services in violation of the laws of jurisdictions other than Japan” on page 56 to highlight the risk that the Company may violate the laws of jurisdictions other than Japan if its procedures are ineffective, including if a customer were to access the Company’s platforms outside of Japan by obscuring their IP address through the use of a VPN.

We also operate Coincheck NFT Marketplace...risks that could adversely affect our business, operating results, and financial condition., page 55

15.	We note your added risk factor in response to comment 1 and reissue the comment in part. Please expand your risk factor disclosure to discuss your procedures for evaluating NFTs for admission to trading on your platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment No. 3.

16.	We note your revisions in response to comment 2. Please also revise this section to consistently use the term “crypto asset,” as opposed to digital asset.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 60 of Amendment No. 3. The Company also respectfully submits that, under the PSA and JVCEA regulations, NFTs are not currently classified as “crypto assets” and reference the disclosure included in Amendment No. 3 on page 212 under the heading “Overview of Regulatory Framework in Japan – Non-Fungible Tokens.”

Risks Relating to Government Regulation and Privacy Matters, page 67

17.	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

The Company respectfully submits that it offers services to residents of Japan as a licensed CAESP subject to the supervision of the JVCEA and the JFSA. The Company is not aware of any pending or proposed change to the regulatory environment in Japan that would be material to its operations that the Company has not already disclosed. Although the revised PSA, based on the “Act for Partial Revision of the Payment Services Act, etc. for the Purpose of Creating a Stable and Efficient Funds Settlement System” enacted on June 3, 2022, will introduce regulations on the handling of so-called stablecoins, the Company does not handle stablecoins and does not expect the revision of the Payment Services Act to have a significant impact on its operations.

It is unclear whether or how future changes to regulatory frameworks in the United States or other jurisdictions might affect the Company. As noted in the Company’s response to comment #14 above, the Company has created a new risk factor heading “We could be subject to administrative sanctions, including fines, or legal claims if we are found to have offered services in violation of the laws of jurisdictions other than Japan” on page 56 of Amendment No. 3.

With respect to the regulation of crypto assets in jurisdictions other than Japan as a general matter, on the one hand the Company believes that greater regulatory clarity and oversight could help eliminate unscrupulous practices, restore investor confidence and benefit the Company’s business in the long run. On the other hand, regulatory developments that result in banning or severely limiting transactions in crypto assets the Company supports could have an adverse effect on the Company’s business. In response to the Staff’s comment, the Company has revised the risk factor entitled “Global regulation of crypto assets or crypto asset platforms may develop in ways that limit the potential for growth in usage and acceptance of crypto assets” on page 72 of Amendment No. 3 to highlight the potential for additional regulatory action in other jurisdictions in the wake of the FTX Trading Ltd. bankruptcy in November 2022 and related market developments.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

The Company supplementally informs the Staff that FTX Trading Ltd. acquired a licensed CAESP in Japan in early 2022 and renamed it FTX Japan. The steps which the JFSA has taken with respect to suspending the operations of FTX Japan and the preservation of customer assets in the wake of the bankruptcy of its parent are described at:

●	November 11, 2022 release: https://www.fsa.go.jp/en/news/2022/20221111/20221110.html

●	November 15, 2022 press release excerpt: https://www.fsa.go.jp/en/conference/minister/2022/20221115.html

●	December 9, 2022 release: https://www.fsa.go.jp/en/news/2022/20221209/20221209.html

18.	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Please refer to the response to comment #17 above. As noted in response #14 above, the Company has also created a new risk factor heading “We could be subject to administrative sanctions, including fines, or legal claims if we are found to have offered services in violation of the laws of jurisdictions other than Japan” on page 56 of Amendment No. 3.

Risks Relating to Third Parties, page 68

19.	We note your response to comment 9. In addition to disclosing your exposure to Binance, please revise to disclose your aggregate counterparty exposure.

In response to the Staff’s comment, the Company has updated the information on page 75 of Amendment No. 3 in the risk entitled “Risks Relating to Third Parties—We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, which may cause us to incur financial or reputational harm” to disclose exposure to both Binance individually and all cover counterparties as a group as of September 30, 2022 and December 31, 2022. Such exposure consists of the custody risk associated with crypto assets the Company holds and has deposited with such third parties to facilitate trading to support the Company’s Marketplace platform. As disclosed in the above-referenced risk factor, as of December 31, 2022, the Company had ¥74 million (equivalent to approximately $564,325 based on the exchange rate as of December 30, 2022) of crypto assets deposited with Binance, out of a total of ¥425 million (equivalent to approximately $3,241,058 based on the exchange rate as of December 30, 2022) deposited with cover counterparties. For reference, the Company’s cash and cash equivalents as of December 31, 2022 totaled ¥8,082 million (equivalent to $61,633,493 based on the exchange rate as of December 30, 2022) and the Company’s total assets as of September 30, 2022 totaled ¥310.8 billion (equivalent to approximately $2.1 billion based on the exchange rate as of September 30, 2022).

20.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

●	Have the crypto assets of their customers unaccounted for.

●	Have experienced material corporate compliance failures.

The Company has not been impacted by direct exposure to such third parties experiencing financial difficulties. With respect to the indirect impact of recent disruption in the crypto asset market, the Company refers the Staff to its response to comment #10 regarding updates to its risk factor and other disclosure, including the disclosure included under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3 and the Company’s response to comment #26 describing steps it has taken with respect to counterparty risk.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation

Unaudited Pro Forma Condensed Combined Statement of Operations, page 123

21.	Please tell us the reason(s) for the significant changes in the amounts, as compared to the prior amendment, in the Thunder Bridge (US GAAP Historical As Converted) column.

Upon preparation of Amendment No. 2 (Amendment No. 2) to the Draft Registration Statement on Form F-4, management identified that the Thunder Bridge historical income statement (US GAAP Historical As Converted) column for the six months ended June 30, 2022 was presented in thousands of Japanese yen rather than millions of Japanese yen, which was corrected in Amendment No. 2.

Cryptocurrency Trading Services

Marketplace Platform, page 188

22.	We note your disclosure that individual transactions are offset before cover transactions are executed and that you also have a threshold limit for the remaining open position at any time, and cover transactions are only executed when the threshold is exceeded. Please revise to enhance your disclosure that “Immediately upon receipt of an order... our trading operations system executes a cover transaction” to more accurately describe the timing of cover transactions and the hierarchy of how the different alternatives to cover a transaction (e.g. offsetting trades, transaction on Exchange Platform, transaction on an external exchange, etc.) are considered and processed. Additionally, please revise to clarify disclosure related to the timing and process of cover transactions in the fourth paragraph on page 222 and similar disclosure on page F-55.

In response to the Staff’s comment, the Company has revised the disclosure on page 195.

23.	Please revise to clarify if bid/ask spreads are applied to and revenue recognized on individual trades that are offset before cover transactions are executed.

The Company respectfully submits that, as previously described in its response to comments #64 and #65 in the Company’s response letter dated July 29, 2022, the Company’s recognition of transaction revenue is based on the premise that the transaction with the customer and the corresponding cover transaction with the cover counterparty occur simultaneously. However, to minimize transaction costs, if there are buy or sell orders from users for the same virtual currency, they will be offset. On the Marketplace platform, the Company quotes a price (with an embedded spread) to its customers. If an order is placed on the Marketplace platform, the Company accepts that order and recognizes the spread as revenue without regard to whether there are any offsetting orders from other customers. In order to manage the Company’s exposure created by transactions with customers on the Marketplace platform through cover transactions, the Company’s system will take into account offsetting orders when determining whether to execute a cover transaction.

Once the remaining amount of the buy or sell order outstanding for a particular crypto asset exceeds the policy or exposure threshold for such crypto asset set by the Company, a cover or hedging transaction is executed either with a cover counterparty, meaning an outside exchange or other third-party, or on the Company’s Exchange platform, depending on where the highest liquidity is available at that time. The policy or exposure thresholds established by the Company are currently two BTC for bitcoin and ¥1.5 million for other crypto assets in total. The bid/ask spread is applied and revenue is recognized for individual transactions with customers without regard to the method by which the Company covers any open position created.

In response to the Staff’s comment and considering the above, the Company has revised the disclosure on pages 195 and F-70 and 71 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Exchange Platform, page 188

24.	We note your response to comment 13 and reissue our comment in part. We note your added disclosures on page 190 describing the steps you take internally and the criteria you use to approve and evaluate new cryptocurrencies for trading, and the statement on page 190 that you “conduct this internal approval process based on risk-based judgments.” Please further revise to clarify that such processes and risk-based judgments made by the company are not legal standards or determinations binding on any regulatory body or court.

The Company respectfully advises the Staff that, as described on pages 206 through 212 under the heading “Overview of Regulatory Framework in Japan,” before supporting trading in a particular crypto asset on its cryptocurrency exchanges, the Company must determine that such crypto asset qualifies as a “crypto asset” under Japan’s Payment Services Act (PSA), submit an assessment report to the JVCEA, and receive a confirmation of no objection from the JVCEA (JVCEA Pre-Assessment). The Company notes that, as of December 26, 2022, the JVCEA SRO Rules were amended to establish (i) the Green List System which exempts certain member CAESPs (Green List Eligible Members) from the JVCEA Pre-Assessment for crypto assets designated by the JVCEA, and (ii) the Crypto Asset Self Check System (CASC System) which exempts certain member CAESPs (CASC Eligible Members) from the JVCEA Pre-Assessment except in specific cases. Under the Green List System, crypto assets that meet all of the following four criteria are designated by the JVCEA on their homepage as “crypto assets widely handled in Japan” and the JVCEA Pre-Assessment is not required for such crypto assets when a Green List Eligible Member handles them:

1) Crypto assets that have been handled by three or more member CAESPs;

2) Crypto assets that have been handled by one member CAESP for at least six months;

3) Crypto assets for which the JVCEA has not set ancillary conditions for handling; and

4) Crypto assets that have not been deemed inappropriate for the Green List System by the JVCEA for any other reason.

Taking into account the above, the Company notes that the Green List System does not require the JVCEA Pre-Assessment only for “crypto assets widely handled in Japan,” while the JVCEA Pre-Assessment is still required for other crypto assets in the same manner as before (except for the CASC System). As of January 16, 2023, 21 tokens have been designated by the JVCEA as “crypto assets widely handled in Japan” on their home page.

Additionally, under the CASC System, a CASC Eligible Member is subject to the JVCEA Pre-Assessment only with respect to crypto assets being handled for the first time in Japan, but is allowed exemption from the JVCEA Pre-Assessment for any other crypto assets (i.e., crypto assets that have at some point been handled by at least one member CAESP) (including the crypto assets listed on the Green List).

The Company notes that it is still subject to the previous JVCEA Pre-Assessment since the Company is not currently authorized by the JVCEA as a Green List Eligible Member nor a CASC Eligible Member. The Company also must provide advance notice to the JFSA of its intention to support trading in a crypto asset. These steps are in addition to the other risk assessments and business judgments made by the Company.

The Company has revised the disclosure on pages 197 and 198 of Amendment No. 3 to clarify these requirements and to acknowledge that the successful completion of this process and the receipt of a determination of no objection from the JVCEA is not binding on regulatory authorities or courts in Japan in the event of a subsequent legal proceeding.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Account Management and Custody of Customer Crypto Assets, page 190

25.	We note your added disclosure on page 191 in response to comment 16. Please clarify the amount of assets custodied, including those borrowed from customers. For instance, in your response to comment 16, you state that you hold ¥457 billion of crypto assets in cold wallets and ¥3.7 billion of crypto assets in hot wallets as of March 31, 2022, and on page 191 you indicate that ¥2.4 billion of assets are held at counterparties, totalling ¥463.1 billion of assets held in either wallets or counterparties. On page 42, under “Key Business and Non-IFRS Financial Measures” you state that you had, as of March 31, 2022 customer assets of ¥481.0 billion, which, less ¥55.9 billion of fiat currency, totals ¥425.2 billion. Under your consolidated statements of financial position data, however, we note that you record a safeguard liability of ¥425.7 billion. In either case, the customer assets/safeguard liability plus the ¥37.6 billion of crypto asset borrowings totals either ¥462.8 billion or ¥463.3 billion, as opposed to ¥463.1 billion.

In response to the Staff’s comment, the Company has revised the disclosure related to the total of customer assets in “Key Business and Non-IFRS Financial Measures” from the previously incorrect figure, ¥481,024 million, to the corrected ¥481,597 million on page 44 of Amendment No. 3, after deducting intercompany transactions between the Company and the Company’s subsidiary and including NFTs on deposit.

With reference to this newly updated figure, as of March 31, 2022, client assets were ¥481.6 billion, and after deducting ¥55.9 billion in fiat currencies, the total amount of client assets were ¥425.7 billion, which is equal to the safeguard liability. This amount reflects the deduction of ¥0.2 billion of intercompany transactions between the Company and the Company’s subsidiary and includes ¥0.8 billion worth of NFTs on deposit. Adding or subtracting these amounts, as applicable, results in ¥425.1 billion of crypto assets attributable to customers, including such subsidiary. Therefore, ¥425.1 billion, which was the balance of ¥456.6 billion in cold wallets minus ¥31.5 billion belonging to the Company, was the amount of crypto assets belonging to customers.

26.	Identify what material changes, if any, have been made to your processes, policies and procedures regarding the commingling of assets, including customer assets, borrowed assets, your assets, and those of affiliates or others, in light of the current crypto asset market disruption. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or commingling of assets are not effective.

With respect to its custody of customer assets, the Company refers the Staff to its response to comment #31. The Company’s policy of maintaining 100% of customer crypto assets segregated in cold wallets is unchanged and there is no commingling of customer crypto assets with crypto assets owned by the Company. Crypto assets borrowed by the Company from its customers are borrowed under clear contractual arrangements as addressed in the response to comment #28. The lending of crypto assets to the Company by customers is not a requirement of establishing an account with the Company, and as of September 30, 2022, only 6% of total customer crypto assets (excluding fiat currency) are borrowed under the Coincheck Lending program.

Regarding crypto assets held by the Company, consisting principally of borrowed crypto assets, the Company’s use of such crypto assets is as discussed in the responses to comments #29 and #31 and has not changed, although in light of recent market conditions and to minimize risk exposure the Company has reduced the amount of crypto assets held as of December 31, 2022 as discussed in the response to comment #29.

In light of the recent disruption to the market for crypto assets, the Company has continued to evaluate its exposure to counterparty risk. The Company’s principal counterparty risk relates to crypto assets the Company holds and has deposited with cover counterparties to facilitate trading to support the Company’s Marketplace platform. The Company has updated the information on page 75 of Amendment No. 3 in the risk entitled “Risks Relating to Third Parties—We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, which may cause us to incur financial or reputational harm” to disclose exposure to both Binance individually and all cover counterparties as a group as of September 30, 2022 and December 31, 2022. As disclosed therein, as of December 31, 2022, the Company had ¥74 million (equivalent to approximately $564,325 based on the exchange rate as of December 30, 2022) of crypto assets deposited with Binance, out of a total of ¥425 million (equivalent to approximately $3,241,058 based on the exchange rate as of December 30, 2022) deposited with all cover counterparties. The decline in the exposures between those dates reflects the Company’s decision to limit such counterparty risk as much as possible. The Company is also examining how to diversify its options for placing cover transactions in order to limit its dependence on other exchanges. The Company is seeking to identify market makers with which it can execute cover transactions without the pre-funding of deposits in order to reduce counterparty custody risk or risk of loss, but there is no guarantee that the Company will be able to do so. In response to the Staff’s comment, the Company has described these initiatives under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Insurance Coverage, page 191

27.	We note your added disclosures in response to comment 8 and reissue our comment in part. Please further revise to disclose any obligations you have toward your securities or crypto asset account holders in the event of fraud.

In response to the Staff’s comment, the Company has revised the disclosure on page 199 of Amendment No. 3.

Additional Cryptocurrency-related Services

Coincheck Lending, page 192

28.	Please revise to address the following regarding the Coincheck Lending service:

●	Discuss any regulatory, contractual or other restrictions on the use of borrowed customer cryptocurrencies.

●	Discuss and quantify any concentrations with customer lenders.

In response to the Staff’s comment, the Company has revised the disclosure on page 200 of Amendment No. 3 to clarify that there are no restrictions under any regulations or the contractual terms on the use of borrowed customer cryptocurrencies and to disclose the level of concentration. As of September 30, 2022, the Company had ¥18,046 million in crypto asset borrowings, and the top ten lenders accounted for approximately 10% of its crypto asset borrowings.

29.	We note disclosure that you use borrowed customer cryptocurrencies in order to facilitate remittance requests and also to deposit with external exchanges in order to facilitate cover transactions you make in operating your Marketplace Platform. We also note disclosure on page 217 that you use borrowed customer cryptocurrencies to facilitate customer transactions at a lower cost than procuring from alternate sources and that these cryptocurrencies are held with the purpose of acquiring broker-traders’ margin. Please address the following:

●	Tell us in detail and revise to disclose the reasons for using borrowed cryptocurrencies to fulfill customer remittance requests.

●	Tell us in detail and revise to disclose how you use borrowed cryptocurrencies to facilitate customer transactions and to cover customer transactions on the Marketplace Platform or Exchange Platform. Also, revise your discussion of cover transactions throughout the filing to more clearly explain how borrowed cryptocurrencies are used as part of your cover process.

The Company’s customer crypto assets are held in custody in segregated cold wallets and are not accessible for immediate settlement. As a result, the Company holds crypto assets for its own account in order to facilitate prompt fulfillment of remittance requests and settlement of cover transactions. The Company utilizes borrowed customer crypto assets for these purposes in order to minimize price risk with respect to the underlying crypto assets. The Company is able to minimize price risk because the terms of the borrowing provide for the return of the subject crypto assets in kind (see response to comment #30) and, accordingly, the Company recognizes both “crypto assets held” and the offsetting “crypto asset borrowings” in its statement of financial position. As of September 30, 2022, the Company had crypto assets held (current assets) of ¥18,328 million and crypto asset borrowings of ¥18,046 million. As noted in the response to comment #26, the lending of crypto assets to the Company by customers is voluntary. As of September 30, 2022, 6% of total customer crypto assets (excluding fiat currency) are borrowed by the Company under the Coincheck Lending program.

With respect to a customer remittance request, the Company uses its crypto assets held in order to remit the crypto assets promptly in response to a valid request. The Company will subsequently withdraw the corresponding amount of crypto assets it has deducted from the remitting customer’s account from the segregated cold wallets it maintains for custody of customer assets.

With respect to a customer order for the purchase of additional crypto assets on the Marketplace platform, the Company will immediately reflect the purchase in the customer’s account and deduct the consideration from the customer’s balance of fiat currency. To cover the position created by the customer’s order (if not offset by other customer orders), the Company will utilize crypto assets held, principally BTC, to purchase the subject crypto assets in a cover transaction on a third-party exchange or on the Company’s Exchange platform. The Company will then deposit the acquired crypto assets into the segregated cold wallets it maintains for custody of customer assets. When a customer makes a sale of crypto assets, (if not offset by other customer orders) the Company will execute a cover transaction by selling crypto assets held. The Company will then subsequently withdraw the corresponding amount of crypto assets from the segregated cold wallets it maintains for the custody of customer assets. A customer order placed on the Company’s Exchange platform will be matched and no cover transaction will be triggered.

Other than crypto assets borrowed from customers, the Company maintains 100% of customer crypto assets in segregated cold wallets. Although JFSA administrative guidelines specify that any shortfall must be made up for within five business days, the Company normally completes any deposit to or withdrawal from the segregated cold wallets for custody of customer assets needed to reflect remittances and trading activity within 24 hours. The Company uses borrowed crypto assets for the above-described operational purposes and does not use them for investment purposes.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

In response to the Staff’s comment, the Company has updated its disclosure on page 200 of Amendment No. 3 to explain the background to its use of borrowed crypto assets and to reference the additional information regarding its management of its crypto assets included under the heading “Account Management and Custody of Customer Crypto Assets” beginning on page 198 of Amendment No. 3. As disclosed therein, under the Company’s operational policies most of the crypto assets the Company holds in current assets, substantially all of which are borrowed, are held in cold wallets. The Company determines the amount of crypto assets to hold based on the total size of customer assets and recent trading levels. The amounts held by the Company in hot wallets and cold wallets as of March 31, 2022, September 30, 2022 and December 31, 2022 were:

	As of March 31, 2022	As of September 30, 2022	As of December 31, 2022
	(in billions of yen)
Crypto assets held (current assets)	¥37.6	¥18.3	¥12.6
Amount held in cold wallets	31.6	15.3	10.4
Amount held in hot wallets	3.7	1.9	1.8
Amount deposited with counterparties	2.3	1.1	0.4

In light of lower trading volume under recent market conditions and to minimize risk exposure, the Company has reduced the amount of crypto assets held (current assets) as of December 31, 2022 to ¥12,632 million, of which crypto assets borrowed from customers accounted for ¥12,423 million, and has disclosed such trend under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3.

30.	We note your disclosure that “upon expiration of [the lending period for a given customer’s crypto assets], we repay the principal in its original form or its equivalent in certain cryptocurrencies.” In relation to this, please disclose:

●	Which crypto assets (other than the borrowed crypto asset) Coincheck may use to repay a customer’s principal.

●	Whether Coincheck or the customer has the right to elect repayment in a different crypto asset, and at which point in the contract period the election must be made.

●	At what time the exchange rate between the borrowed crypto asset and the crypto asset used for repayment is determined.

The Company’s borrowing agreements call for the borrowed crypto asset to be returned in kind at the end of the specified borrowing period and do not include an option for repayment with other consideration. In response to the Staff’s comment, the Company has revised its disclosure on pages 199 and 200 of Amendment No. 3 to correct this description.

31.	Please explain your policies and procedures for using or leveraging crypto assets under custody. In particular, please:

●	Explain whether there are differences in policies or procedures for using or leveraging customer crypto assets as compared to borrowed crypto assets;

●	Describe any limitations on your ability to use or leverage customer crypto assets;

●	Clarify whether any of the crypto assets deposited with counterparties are customer crypto assets, or whether these are limited to borrowed or company-owned crypto assets; and

●	Clarify the approximate percentage of customer crypto assets vs. borrowed crypto assets held in hot wallets.

In response to the Staff’s comment, the Company respectfully notes that, as described in the disclosure included on page 208 of Amendment No. 3, the Company is required by JVCEA rules to maintain at least 95% of customer crypto assets segregated in cold wallets. As a matter of the Company’s operating policies, however, the Company maintains 100% of customer crypto assets segregated in cold wallets. Accordingly, other than with respect to customer crypto assets borrowed in accordance with the terms described on pages 199 and 200, customer crypto assets are maintained in segregated cold wallets. Such customer assets are not used for any other purpose, leveraged or deposited with third parties.

With respect to crypto asset borrowings from customers of the Company, the amount as of September 30, 2022 of ¥18,046 million is disclosed on pages 200 and 228 of Amendment No. 3 and Note 11 of the Company’s interim consolidated financial statements. Furthermore, the proportion of the Company’s crypto assets, including such borrowed assets, held in cold and hot wallets is disclosed on page 198 under the heading “Account Management and Custody of Customer Crypto Assets.” As noted in the response to comment #28, there are no restrictions under any regulations or contractual terms on the Company’s use of borrowed crypto assets. Under its internal control processes, the Company uses borrowed crypto assets for the operational purposes described in the response to comment #29 (to facilitate prompt fulfillment of remittance requests and settlement of cover transactions), and does not use them for investment purposes or seek to leverage them.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

32.	We note that you own crypto assets, borrow crypto assets, and hold crypto assets on behalf of third parties. To the extent material, explain whether any of these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

The Company respectfully advises the Staff that it has neither provided nor accepted crypto assets as collateral. The Company has updated its disclosure on page 195 of Amendment No. 3 to clarify that it does not offer margin trading to its customers.

Recently Introduced Services

Coincheck IEO, page 192

33.	Please refer to comment 18. Please address the following:

●	We note you disclose on page 209 that you received ¥304 million in commissions from the issuer and subscribers. Please tell us how much of these commissions related to the arrangement to deliver issuer tokens to users on behalf of the issuer and which party paid the commission (e.g., issuer or user).

●	Based on your response, it appears that you recognized the commissions related to the arrangement to deliver issuer tokens to users on behalf of the issuer on a net basis because you believe you acted as an agent and that you did not control the tokens before they were transferred. Please tell us the following:

○	how you considered the guidance in IFRS 15.47 in determining the transaction price for this performance obligation,

○	how you considered the guidance in IFRS 15.B34-B38 in determining you were acting as an agent and specifically how you determined if you controlled the token before the token was transferred to the user, and

○	the gross amount users paid for issuer tokens in which you arranged for delivery on behalf of the issuer.

The Company received ¥206 million from issuers and ¥98 million from users. The user fees include sales commissions (¥67 million) and transfer fees (¥31 million yen) received when customers transfer the crypto assets acquired pursuant to the IEO to other wallets.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

The transaction price is determined based on industry practice, taking into consideration the costs such as personnel expenses and advertising expenses the Company incurred in conducting IEOs, and the Company receives 8% of the sales price from users (inclusive of the consumption tax) (IFRS 15.47). The aggregate transaction price paid by users was ¥931.5 million. Information about how the IEO is being conducted, such as the sales price and the commission rate, is disclosed to customers in advance.

In light of IFRS 15.B34-B38, the Company has made the following judgements:

Regarding the commitments to provide customers with crypto assets offered by IEOs, although the Company responds to examinations conducted by the JVCEA, advertises and sells the crypto assets, the Company believes that the primary responsibility lies with the issuer, as the Company only acts as an agent and terminates the contract with the issuer if its internal examination or the JVCEA determines that the sale and treatment of the crypto assets are not appropriate (IFRS 15.B37(a)). In addition, the Company does not assume inventory risk because the crypto assets are contracted to be returned to the issuer if they should remain unsold (IFRS 15.B37(b)).

Furthermore, while the Company has discretion in setting the commission rate, as illustrated in the example of the IFRS standards, the Company sets the commission rate to generate additional revenue for arranging that crypto assets issued by the issuer are made available to customers. The Company has determined that although setting the commission rate is discretionary, the Company receives the commission for its role in acting as an agent (IFRS 15.B37(c)). Once the commission rate is as disclosed in advance, subsequent modifications cannot be made.

Because the Company has determined that its role is to arrange for the crypto assets to be issued by the issuer, the Company believes it is acting as an agent and owes no other obligation to the customers.

34.	Please revise to clarify if the tokens sold and listed on the marketplace exchange related to your IEO business are considered electronically recorded transferable rights (“ERTRs”) for regulatory purposes. Additionally, please revise disclosure in the “Overview of Regulatory Framework in Japan” section starting on page 198 to clarify how these tokens are treated for regulatory purposes and the impact on Coincheck.

In response to the Staff’s comment, the Company has revised the disclosure on page 200 under the heading “Coincheck IEO” and page 210 under the heading “Regulations on Initial Coin Offerings” of Amendment No. 3.

Our Customers

Account Opening Procedures, page 195

35.	We note your response to comment 23 and your expanded disclosure on page 195 regarding your KYC and account opening procedures. Please confirm whether, in addition to verifying residency, you also verify a prospective customer’s citizenship. If so, please confirm whether you permit U.S. persons resident in Japan to open an account.

The Company’s KYC and account opening procedures are designed to confirm a prospective client is a resident of Japan and to verify a user’s citizenship, including U.S. citizens. However, under the Company’s policies, foreign nationals resident in Japan are eligible to open accounts. As previously described in its responses to comments #1 and #28 in the Company’s response letter dated July 29, 2022, the Company monitors ongoing account activity and the IP addresses from which its services are accessed, as well as evaluates the risk of users becoming non-residents of Japan by confirming the residence status of users periodically based on the Company’s internal guidelines, and takes steps to suspend and close accounts if deemed necessary, including because of a determination that an account is held by a U.S. resident.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Our Features

High Level of Security, page 196

36.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Please see the Company’s response to comment #26 for a discussion of steps the Company is taking to address and mitigate or limit certain risks, such as: (i) limiting counterparty risk, including custody risk, with respect to crypto assets in its accounts with cover counterparties to facilitate hedging, or cover transactions; and (ii) seeking market makers with which it can execute such transactions without the pre-funding of deposits in order to limit its dependence on and exposure to other exchanges. The Company has described these initiatives under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3.

Regulatory Environment

Overview of Regulatory Framework in Japan, page 198

37.	We note your response to comment 24 and your added disclosures on page 198, and reissue our comment in part. We note your statement that none of the PSA, related laws and regulations, or the JVCEA’s self-regulatory rules stipulate who has the authority to make decisions regarding changes in the legal status of digital assets handled by CAESPs or the procedures for such changes. Nevertheless, given the self-certification of crypto asset status by a CAESP, please revise your disclosure to explain how any change in such status would be determined, and whether an exchange or other market participant would have the ability to appeal such change in legal status. Please also revise your risk factor disclosure as appropriate.

The Company respectfully advises the Staff that, as described on pages 201 through 207 under the heading “Overview of Regulatory Framework in Japan,” before supporting trading in a particular digital asset on its cryptocurrency exchanges, the Company must determine that such digital asset qualifies as a “crypto asset” under Japan’s Payment Services Act (PSA), submit an assessment report to the JVCEA, and receive a confirmation of no objection from the JVCEA. The Company also must provide advance notice to the JFSA of its intention to support trading in the digital asset as a “crypto asset.”

The Company believes that if either the JVCEA or the JFSA has concerns about the legal status under the PSA of a particular crypto asset handled by one or more CAESPs in Japan, it is likely the JVCEA or the JFSA would consult with the affected CAESPs in order to determine the appropriate action to take. In the event a crypto asset would no longer be supported, the Company believes that the JVCEA’s procedures regarding discontinuation would apply.

The Company has revised the disclosure on page 212 of Amendment No. 3 to expand the related discussion, as well as to acknowledge that the successful completion of the initial screening process and determination of no objection by the JVCEA is not binding on any regulatory authority or court in Japan in the event of a subsequent legal proceeding. The Company has also revised the risk factor entitled “A particular crypto asset’s status as a “security” in any relevant jurisdiction remains subject to a high degree of uncertainty.” on page 59 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Recent Developments and Outlook, page 205

38.	Please revise here and the section “Information about Coincheck - Our Market Opportunity” to update disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

The Company notes that Amendment No. 3 has been updated to include the Company’s interim condensed consolidated financial statements for the six-month period ended September 30, 2022. With respect to the indirect impact of the bankruptcy of FTX Trading Ltd. and recent disruption in the crypto asset market, the Company refers the Staff to its response to comment #10 regarding updates to its risk factors and other disclosures to discuss the impact of recent developments, including the revised disclosure appearing in the section “Information about Coincheck - Our Market Opportunity” beginning on page 187 of Amendment No. 3 and under the heading “Recent Developments and Outlook” on page 214 of Amendment No. 3.

Key Business Metrics and Trends

Verified Users, page 205

39.	We note your response to comment 26 that “there should only be one account per user,” and your deletion of a sentence on page 62 stating that “users are not prohibited from having more than one account and our verified users metric may overstate the number of unique customers who have registered an account on our trading platforms as one customer may register for, and use, multiple accounts with different email addresses, phone numbers, or usernames.” Please confirm to us that it would not be possible for one person to register multiple accounts using email addresses, phone numbers or usernames and that a person that follows your account opening and KYC procedures would be prevented from opening additional accounts.

The Company’s KYC procedures are designed to confirm an individual’s full legal name (both in kanji and kana Japanese characters) and birthday with relevant proof of identity which includes a user’s photo so that one person should not be able to register multiple accounts using different email addresses, phone numbers or usernames, and an existing accountholder should be prevented from opening additional accounts.

Trading Volume (by Currency), page 208

40.	We note your response to comment 27 and reissue. Please revise your disclosure to quantify, disaggregated by asset and in tabular format, the amount of trading for each crypto asset that is traded on your platform for the periods covered by your registration statement.

In response to the Staff’s comment, the Company has included the requested disclosure by crypto asset on page 218 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Factors Affecting Our Results of Operations

Adoption of crypto assets and offering of new crypto assets, page 210

41.	We note your revisions in response to comment 2. Please also revise this section to consistently use the term “cryptocurrency exchange,” as opposed to trading platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 219 of Amendment No. 3.

Marketing, page 211

42.	We note your response to comment 28, including your addition of a chart showing marketing costs for customer acquisition, cost per acquisition and customer payback period. In either tabular or narrative format, please also provide the underlying figures for marketing costs for customer acquisition, cost per acquisition and an average customer payback period for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 221 of Amendment No. 3 to include the underlying figures.

Liquidity and Capital Resources, page 217

43.	Please revise to discuss your ability to satisfy your obligations to return borrowed customer cryptocurrencies. Your disclosure should identify and quantify the assets held and available to satisfy your obligations.

In response to the Staff’s comment, the Company has revised the disclosure on page 229 of Amendment No. 3. As disclosed therein, a substantial majority of crypto assets the Company holds, substantially all of which are borrowed from its customers under the Coincheck Lending program, are held in cold wallets controlled by the Company. The amounts held by the Company in hot wallets and cold wallets as of March 31, 2022, September 30, 2022 and December 31, 2022 were:

	As of March 31, 2022	As of September 30, 2022	As of December 31, 2022
	(in billions of yen)
Crypto assets held (current assets)	¥37.6	¥18.3	¥12.6
Amount held in cold wallets	31.6	15.3	10.4
Amount held in hot wallets	3.7	1.9	1.8
Amount deposited with counterparties	2.3	1.1	0.4

As of December 31, 2022, the aggregate of crypto assets held in hot wallets and crypto assets deposited with counterparties was ¥2.2 billion, as compared to the Company’s cash and cash equivalents of ¥8.1 billion.

44.	Please revise to address the uncertainty and risk related to the potential lack of cryptocurrencies if customers decide to no longer lend cryptocurrencies to you. Specifically, discuss the reasonably likely impact on your liquidity, capital resources, financial results, operations and business.

In response to the Staff’s comment, the Company has revised the disclosure on page 229 of Amendment No. 3. The Company has also revised the disclosure in the risk factor entitled “We may suffer losses due to abrupt and erratic market movements.” on pages 68 and 69 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Notes to the Consolidated Financial Statements

3. Significant accounting policies - (4) Crypto Assets, page F-51

45.	Please refer to comment 33. We note your revised disclosure that crypto assets held (non-current assets) are subject to impairment tests at the same time each year and when there are indications of impairment. Please address the following:

●	tell us and revise your filing to clarify how you determine if there are indications of impairment,

●	tell us and revise your filing to disclose the frequency and/or points in time you measured impairment of these crypto assets during the periods presented, and

●	tell us if you measured impairment of these crypto assets during the periods presented based on the lowest price of the crypto asset during the period.

As disclosed on page F-65 of Amendment No. 3, the Company considers that there is an indication of impairment when the value of assets, such as the market price, is significantly decreasing or when significant adverse developments have taken place during the period in the technological or market environment of each crypto asset.

An indication of impairment was identified only in the six-month period ended September 30, 2022, and an impairment was measured and recognized only in the six-month period ended September 30, 2022, as disclosed on pages F-66 and F-67 of Amendment No. 3.

If there is an indication of impairment during a period, the impairment is measured based on the lowest price during the relevant periods.

3. Significant accounting policies - (b) Commission received, page F-56

46.	We note you act as an agent when brokering transactions on the NFT Marketplace. Please tell us the gross amount users paid, during the periods presented, for NFTs in which you arranged to transfer NFTs of the selling party to the other party and recognized revenue on a net basis.

In response to the Staff’s comment, the Company notes that the gross amount users paid was ¥12 million for the fiscal year ended March 31, 2021 and ¥85 million for the fiscal year ended March 31, 2022. Supplementally, for the six-month periods ended September 30, 2021 and 2022, the gross amount users paid were ¥30 million and ¥36 million, respectively.

12. Crypto assets held, page F-66

47.	We note your revision in response to comment 17. Please also revise your disclosure in Note 12 to explain what you mean by “managed for each customer.”

NFTs deposited by customers are stored together in the Company’s hot wallets. In response to the Staff’s comment, the Company has revised the disclosure on page F-82 of Amendment No. 3 to clarify this accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +81-3-5562-6212 (work), +81-80-4886-1776 (mobile) or acannon@stblaw.com (email), or, in his absence, Xochitl Romo at +81-3-5562-6221 (work), +81-70-1512-0982 (mobile) or xochitl.romo@stblaw.com (email).

Sincerely,

/s/ Alan Cannon
Alan Cannon
Partner

Simpson Thacher & Bartlett LLP

Enclosures

cc:	Nelson Mullins Riley & Scarborough LLP
Jon Talcott
Peter Strand